

May 31, 2012

Via E-mail
Mr. John Botdorf, Chief Financial Officer
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

      **Re:    ZenVault Medical Corporation**
               **Amendment No. 8 to Offering Statement on Form 1-A**
               **Filed May 22, 2012**
               **File No. 024-10291**

Dear Mr. Botdorf:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Form 1-A, filed on May 22, 2012

Part II – Offering Circular

Use of Proceeds, page 32

1. We note your response and your revised disclosure in response to comment two of our letter dated April 23, 2012. Please revise your table to include a line item for Net Proceeds and clear disclosure explaining how this figure is calculated. To the extent net proceeds excludes offering costs, provide clear disclosure as to how the offering costs are calculated, as the table and footnote two are very general in this regard.

Description of Capital Stock, page 77

2. We note your response to comment three of our letter dated April 23, 2012. Your example in the first paragraph on page 81 is unclear, as the allocation is based upon the

total consideration received and does not reflect the choices made by the other shareholders that made elections between cash or stock.  Please provide clear disclosure as to how the company will determine the allocation between cash and stock for non-electing shareholders.

3.  We note your revised disclosure response to comment three of our letter dated April 23, 2012.  It appears that your revised disclosure conflicts with the existing disclosure.  Specifically, we note that "[i]f [you] do not have sufficient cash to make the payment in cash, [you] intend to make this payment in stock."  However, you then discuss making a partial payment in cash and the remainder in stock if you do not have sufficient cash.  Please revise to reconcile these statements. In addition, clarify how you will partially allocate cash and stock between the classes for both electing and non-electing investors.  For instance, will Series A receive all of the cash first and then any remainder in stock for them and then the other classes all stock or will the allocation be the same for each class between cash and stock.

4.  We note that your Illustration 2 continues to disclose the allocation of a hypothetical sale.  However, reissue comment four of our letter dated April 23, 2012.   We are unable to locate disclosure regarding Series B and Founders' common stock in the event of a liquidation/dissolution/winding up, consistent with and using the same assumptions in Illustration 1.  Please revise to provide such illustration.

Exhibits

5.  We note the response to comment nine of our letter dated April 23, 2012.  Please file the original Exhibit 6.12 as an exhibit.  The one filed reflects the amended information, not the original form of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director